009.77C
DREYFUS PREMIER EQUITY FUNDS,INC. ("the Fund")
Dreyfus Premier Aggressive Growth Fund
Exhibit 1
Sub-Item 77C

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of the Dreyfus Premier Aggressive Growth Fund of the Dreyfus Premier Equity Funds, Inc. was held on March 7, 2003. Out of a total of 9,865,994.879 shares ("Shares") entitled to vote at the meeting, a total of 5,524,483.655 were represented at the Meeting, in person or by proxy. The following matter was duly approved of by the holders of the Dreyfus Premier Aggressive Growth Fund's outstanding Shares as follows:

     An Agreement and Plan of Reorganization between the Company, on behalf of the Fund, and Dreyfus Premier New Leaders Fund, Inc., (the "Acquiring Fund"), providing for the transfer of all of the assets of the Fund, subject to its liabilities, attributable to its Class A, Class B, Class C, Class R and Class T shares to the Acquiring Fund in exchange for the Acquiring Fund's corresponding Class A, Class B, Class C, Class R, and Class T shares and the assumption by the Acquiring Fund of the Fund's stated liabilities, and the pro rata distribution of those shares to the Fund's shareholders and subsequent termination of the Fund.





     Affirmative Votes                       Negative Votes

     5,108,328.904                           174,175.699